Exhibit 99.3

Consolidated Financial Statements
As at December 31, 2007 and 2006 and for the years then ended

Management’s Report
The accompanying Consolidated Financial Statements of Paramount Resources Ltd. (the “Company”) are the responsibility of Management and have been approved by the Board of Directors. The Consolidated Financial Statements have been prepared by Management in Canadian dollars in accordance with Canadian Generally Accepted Accounting Principles and include certain estimates that reflect Management’s best judgments. When alternative accounting methods exist, Management has chosen those it considers most appropriate in the circumstances. Financial information contained throughout the annual report is consistent with these Consolidated Financial Statements.
Management is also responsible for establishing and maintaining adequate internal control over the Company’s financial reporting. The Company’s internal control system was designed to provide reasonable assurance that all transactions are accurately recorded, that transactions are recorded as necessary to permit preparation of financial statements in accordance with Generally Accepted Accounting Principles, and that the Company’s assets are safeguarded.
The Board of Directors is responsible for ensuring that Management fulfills its responsibilities for financial reporting and internal control. The Board of Directors exercises this responsibility through the Audit Committee. The Audit Committee meets regularly with Management and the independent auditors to ensure that Management’s responsibilities are properly discharged and to review the Consolidated Financial Statements. The Audit Committee reports its findings to the Board of Directors for consideration when approving the annual Consolidated Financial Statements for issuance to the shareholders. The Audit Committee also considers, for review by the Board of Directors and approval by the shareholders, the engagement or re-appointment of the external auditors. The Audit Committee of the Board of Directors is comprised entirely of non-management directors.
Ernst & Young LLP, independent auditors appointed by the shareholders of the Company, conducts an examination of the Consolidated Financial Statements in accordance with Canadian Generally Accepted Auditing Standards and the standards of the Public Company Accounting Oversight Board (United States). Ernst & Young LLP has full and free access to the Audit Committee and Management.

/s/ Clayton H. Riddell Clayton H. Riddell	/s/ Bernard K. Lee Bernard K. Lee
Chief Executive Officer	Chief Financial Officer
March 12, 2008

Report of Independent Registered Public Accounting Firm
To the Shareholders of Paramount Resources Ltd.
We have audited the consolidated balance sheets of Paramount Resources Ltd. (the “Company”) as at December 31, 2007 and 2006 and the consolidated statements of earnings (loss), shareholders’ equity, comprehensive income (loss), and cash flows for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with Canadian Generally Accepted Auditing Standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2007 and 2006 and the results of its operations and its cash flows for the years then ended in accordance with Canadian Generally Accepted Accounting Principles.
As disclosed in note 1 to the consolidated financial statements, in 2007 the Company changed its method of accounting for financial instruments, comprehensive income and hedges. Also, as disclosed in note 16, in 2007 the company changed its method of accounting for uncertainty in income taxes under United States Generally Accepted Accounting Principles.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 12, 2008 expressed an unqualified opinion thereon.

Calgary, Canada	/s/ Ernst & Young LLP
March 12, 2008	Chartered Accountants

Paramount Resources Ltd.
Consolidated Balance Sheets
($ thousands)

As at December 31	2007	2006

ASSETS (Note 6)
Current assets
Cash and cash equivalents	$83,304	$14,357
Short-term investments	95,675	3,890
Accounts receivable	63,982	105,730
Financial instruments (Note 11)	—	22,758
Prepaid expenses and other	1,874	3,059

	244,835	149,794
Property, plant and equipment (Note 3)	754,947	983,059
Long-term investments and other assets (Notes 4 and 6)	289,775	232,948
Goodwill	10,258	12,221
Future income taxes (Note 10)	—	41,002

	$1,299,815	$1,419,024

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable and accrued liabilities	$91,896	$228,814
Financial instruments (Note 11)	28,980	—
Current portion of stock-based compensation liability (Note 9)	3,333	5,243

	124,209	234,057
Long-term debt (Note 6)	134,606	508,849
Asset retirement obligations (Note 7)	97,359	83,815
Stock-based compensation liability (Note 9)	66	28,004
Non-controlling interest	—	549
Future income taxes (Note 10)	34,926	—

	391,166	855,274

Commitments and contingencies (Notes 11 and 14)

Shareholders’ equity
Share capital (Note 8)	313,828	341,071
Contributed surplus	1,375	—
Retained earnings (Note 8)	593,450	222,679
Accumulated other comprehensive loss	(4)	—

	908,649	563,750

	$1,299,815	$1,419,024

See the accompanying notes to these Consolidated Financial Statements.
On behalf of the Board

/s/ J.H.T. Riddell J.H.T. Riddell	/s/ J.C. Gorman J.C. Gorman
Director	Director

Paramount Resources Ltd. | 2007

Paramount Resources Ltd.
Consolidated Statements of Earnings (Loss)
($ thousands, except as noted)

Years ended December 31	2007	2006

Revenue
Petroleum and natural gas sales	$283,446	$312,596
Gain (loss) on financial commodity contracts (Note 11)	(13,194)	65,101
Royalties	(42,699)	(47,957)

	227,553	329,740

Expenses
Operating	83,371	71,943
Transportation	15,904	14,181
General and administrative (Note 13)	35,644	31,378
Stock-based compensation (Notes 9 and 13)	(13,633)	(3,436)
Depletion, depreciation and accretion	133,997	156,190
Exploration	9,966	17,798
Dry hole	67,548	33,464
Gain on sale of property, plant and equipment	(284,474)	(1,850)
Write-down of petroleum and natural gas properties	271,959	183,799
Write-down of goodwill	1,963	—
Interest and financing charges	32,118	34,273
Debt extinguishment	11,063	—
Foreign exchange (gain) loss (Note 11)	(20,011)	5,355
Provision for doubtful accounts	(1,852)	9,306

	343,563	552,401

Income from equity investments (Note 4)	549,957	154,464
Other income	14,247	338
Non-controlling interest	11,243	(15)

Earnings (loss) before tax	459,437	(67,874)

Income and other tax expense (recovery) (Note 10)
Current and other tax expense	1,084	1,682
Future income tax expense (recovery)	42,112	(51,763)

	43,196	(50,081)

Net earnings (loss)	$416,241	$(17,793)

Net earnings (loss) per common share ($/share)
Basic	$5.94	$(0.26)
Diluted	$5.89	$(0.26)

See the accompanying notes to these Consolidated Financial Statements.

Paramount Resources Ltd. | 2007

Paramount Resources Ltd.
Consolidated Statements of Shareholders’ Equity
($ thousands, except as noted)

Years ended December 31	2007		2006
	Shares		Shares
	000’s	Amount	000’s	Amount
Share Capital
Balance, beginning of year	70,279	$341,071	66,222	$198,417
Issued on exercise of stock options (Note 9)	701	14,197	857	27,749
Issued for cash	—	—	3,200	123,734
Share issuance costs, net of tax benefit	—	(165)	—	(1,935)
Tax effect of flow-through share renunciations and other	—	(21,684)	—	(6,894)
Common shares repurchased (Note 8)	(3,299)	(15,308)	—	—
Unvested common shares under stock incentive plan	—	(775)	—	—
Adjustment on MGM Spinout (Note 13)	—	(3,508)	—	—

Balance, end of year	67,681	$313,828	70,279	$341,071

Contributed Surplus
Balance, beginning of year		$—		$—
Stock-based compensation expense on investees’ options		1,375		—

Balance, end of year		$1,375		$—

Retained Earnings
Balance, beginning of year		$222,679		$238,404
Adjustment on MGM Spinout (Note 13)		(5,901)		—
Share in equity investee capital transactions		—		2,068
Common shares repurchased (Note 8)		(39,569)		—
Net earnings (loss)		416,241		(17,793)

Balance, end of year		$593,450		$222,679

Accumulated other comprehensive loss
Balance, beginning of year		$—		$—
Unrealized loss on available-for-sale investments		(4)		—

Balance, end of year		$(4)		$—

Total Shareholders’ Equity		$908,649		$563,750

See the accompanying notes to these Consolidated Financial Statements.
Consolidated Statements of Comprehensive Income (Loss)
($ thousands)

Years ended December 31	2007	2006

Net earnings (loss)	$416,241	$(17,793)
Other comprehensive income, net of tax
Unrealized loss on available-for-sale investments	(4)	—

Comprehensive income (loss)	$416,237	$(17,793)

See the accompanying notes to these Consolidated Financial Statements.

Paramount Resources Ltd. | 2007

Paramount Resources Ltd.
Consolidated Statements of Cash Flows
($ thousands)

Years ended December 31	2007	2006

Operating activities
Net earnings (loss)	$416,241	$(17,793)
Add (deduct)
Items not involving cash (Note 12)	(384,586)	141,420
Asset retirement obligation expenditures (Note 7)	(6,958)	(779)
Exploration and dry hole	75,380	48,786
Settlement of foreign exchange contract	(4,900)
Debt extinguishment costs	5,278	—

	100,455	171,634
Change in non-cash working capital (Note 12)	(1,781)	10,807

Cash from operating activities	98,674	182,441

Financing activities
Net repayment of short-term debt and revolving long-term debt	(78,628)	(20,327)
Issuance of long-term debt	—	162,473
Repayment of long-term debt	(246,539)	—
Settlement of foreign exchange contract	4,900	—
Common shares issued, net of issuance costs	3,574	125,985
Common shares repurchased	(54,878)	—
MGM Energy shares issued, net of issuance costs (Notes 1 and 13)	78,546	—

Cash from (used in) financing activities	(293,025)	268,131

Investing activities
Expenditures on property, plant and equipment and exploration	(336,659)	(528,865)
Proceeds on sale of property, plant and equipment	106,773	7,183
Long-term investments	(27,586)	(485)
Reorganization costs and other	(3,840)	(1,427)
Proceeds on disposal of investments, net (Note 4)	680,357	20,132
Change in non-cash working capital (Note 12)	(105,343)	67,247
Change in basis of presentation — MGM Energy (Note 1)	(50,404)	—

Cash from (used in) investing activities	263,298	(436,215)

Increase in cash and cash equivalents	68,947	14,357
Cash and cash equivalents, beginning of year	14,357	—

Cash and cash equivalents, end of year	$83,304	$14,357

Supplemental cash flow information (Note 12)
See the accompanying notes to these Consolidated Financial Statements.

Paramount Resources Ltd. | 2007

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
($ thousands, except as noted)
1. Summary of Significant Accounting Policies
Paramount Resources Ltd. (“Paramount” or the “Company”) is an independent Canadian energy company that explores for, develops, processes, transports, and markets petroleum and natural gas. Paramount’s principal properties are located in Alberta, the Northwest Territories, British Columbia, and Saskatchewan, in Canada, and in Montana and North Dakota in the United States. These Consolidated Financial Statements are stated in Canadian dollars and have been prepared in accordance with Canadian Generally Accepted Accounting Principles (“GAAP”), which differ in some respects from GAAP in the United States. These differences are described in Note 16 – United States Generally Accepted Accounting Principles Reconciliation.
a) Principles of Consolidation
These Consolidated Financial Statements include the accounts of Paramount Resources Ltd. and its subsidiaries, including Summit Resources, Inc. and Paramount Drilling U.S. LLC (“Paramount Drilling”).
Investments in jointly controlled companies, jointly controlled partnerships and unincorporated joint ventures are accounted for using the proportionate consolidation method, whereby Paramount’s proportionate share of revenues, expenses, assets, and liabilities are included in the accounts.
Investments in entities in which Paramount does not have direct or joint control over the strategic operating, investing, and financing decisions, but over which it has significant influence, are accounted for using the equity method. Other investments are accounted for at cost.
b) Measurement Uncertainty
The timely preparation of these Consolidated Financial Statements in conformity with GAAP requires that management make estimates and assumptions and use judgment that affect: (i) the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements; and (ii) the reported amounts of revenues and expenses during the reported periods. Such estimates primarily relate to unsettled transactions and events as of the date of the Consolidated Financial Statements. Actual results could differ from these estimates.
The amounts recorded for depletion, depreciation and accretion, asset retirement obligations, and amounts used for impairment test calculations are based on estimates of reserves, future costs, petroleum and natural gas prices and other relevant assumptions. By their nature, these estimates are subject to measurement uncertainty and the impact of changes in these estimates and assumptions on the Consolidated Financial Statements of future periods could be material.
Crown royalties for Paramount’s production in the Northwest Territories have been accrued based on the Company’s interpretation of the relevant legislation and regulations. At present, Paramount has not received assessments from the Government of Canada for a significant portion of its past Northwest Territories royalty filings. Although Paramount believes that its interpretation of the relevant legislation and regulations has merit, Paramount is unable to predict the ultimate outcome of audits and/or assessments by the Government of Canada. Additional material amounts could potentially become payable.

Paramount Resources Ltd. | 2007	- 1 -

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
($ thousands, except as noted)
c) Revenue Recognition
Revenues associated with the sale of petroleum and natural gas are recognized when title passes from Paramount to third parties. Revenues associated with the Company’s drilling rigs (the “Rigs”) are recognized as services are rendered and collectibility is reasonably assured. When the Rigs drill on a property owned by the Company, Paramount capitalizes its working interest share of the intercompany drilling costs and eliminates the intercompany drilling revenue and profit.
d) Cash and Cash Equivalents
Cash and cash equivalents are recorded at cost and include short-term investments with original maturities of three months or less.
e) Property, Plant and Equipment
Paramount follows the successful efforts method of accounting for its petroleum and natural gas operations. Under this method, all development costs, including property acquisitions, and costs of drilling and equipping development wells are capitalized. Costs of drilling exploratory wells are initially capitalized, pending determination of proved reserves. If economically recoverable reserves are not found, such costs are charged to earnings as dry hole expense. Exploratory wells are assessed annually, or more frequently as economic conditions dictate, for determination of reserves. All other exploration costs, including geological and geophysical costs and annual lease rentals are expensed as incurred.
Producing areas and significant unproved properties are assessed annually, or more frequently as economic events dictate, for potential impairment. If the carrying value of the oil and gas assets is assessed not to be recoverable, an impairment loss is recognized to the extent that the carrying value exceeds the sum of the discounted cash flows expected from the production of proved plus probable reserves.
Paramount’s Rigs are carried at cost, including costs of direct material, labour, and overhead. Where costs are incurred to extend the useful life of the Rigs or to increase capabilities, the amounts are capitalized to the related asset. Costs incurred to maintain and repair the rigs are expensed as incurred.
f) Depletion and Depreciation
Capitalized costs of proved oil and gas properties are depleted using the unit-of-production method. For purposes of these calculations, natural gas production and reserves are converted to barrels on an energy equivalent basis.
The costs of successful exploratory wells and development wells are depleted over proved developed reserves. Acquisition costs of probable reserves are not depleted or amortized while under active evaluation for commercial reserves.
Costs associated with significant development projects are not depleted until commercial production commences.
Depreciation of gas plants, gathering systems and production equipment is provided on a straight-line basis over their expected useful lives, varying from 12 to 40 years. Depreciation of other equipment is provided on a declining balance method at rates varying from 20 to 50 percent.
The Rigs are depreciated over their total expected useful lives.

Paramount Resources Ltd. | 2007	- 2 -

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
($ thousands, except as noted)
g) Asset Retirement Obligations
Asset retirement obligations include those legal obligations where Paramount will be required to retire tangible long-lived assets such as producing well sites, natural gas processing plants, and access roads. The Company recognizes the fair value of an asset retirement obligation in the period in which it is incurred and when a reasonable estimate of the fair value can be made. The fair values of the asset retirement costs are capitalized as part of the related long-lived asset and depreciated on the same basis as the underlying asset. The accumulated asset retirement obligation is adjusted for the passage of time, which is recognized as accretion expense, and for revisions to the timing or the amount of the original liability. Actual costs incurred are charged against the asset retirement obligation to the extent of the liability recorded. Differences between the actual costs incurred upon settlement of the asset retirement obligation and the liability recorded are recognized in earnings in the period in which the settlement occurs.
h) Goodwill
Goodwill, which represents the excess of purchase price over fair value of net assets acquired, is not amortized and is assessed by Paramount for impairment at least annually. Impairment is assessed based on a comparison of the fair value of each reporting unit to its carrying value, including goodwill. Any excess of the carrying value of the properties, including goodwill, over the fair value is written off as an impairment charge.
i) Foreign Currency Translation
Paramount’s functional currency is the Canadian dollar. The Company’s foreign operations are considered integrated and therefore, the accounts related to such operations are translated into Canadian dollars using the temporal method.
Monetary assets and liabilities denominated in foreign currencies are translated into Canadian dollars at exchange rates in effect at the balance sheet date. Non-monetary assets and liabilities are translated using historical rates of exchange. Results of foreign operations are translated into Canadian dollars at the monthly average exchange rates for revenues and expenses, except for depreciation and depletion which are translated at the rate of exchange applicable to the related assets. Resulting translation gains and losses are included in earnings.
j) Financial Instruments, Comprehensive Income and Hedges
Paramount periodically uses derivative instruments such as forwards, futures, swaps and options to manage its exposure to fluctuations in petroleum and natural gas prices, foreign exchange rates, and interest rates. Paramount does not use derivative instruments for speculative purposes.
On January 1, 2007, Paramount adopted, without restatement, the following sections of the Canadian Institute of Chartered Accountants (“CICA”) Handbook: Section 1530 “Comprehensive Income”, Section 3251 “Equity”, Section 3855 “Financial Instruments – Recognition and Measurement”, Section 3861 “Financial Instruments – Disclosure and Presentation”, and Section 3865 “Hedges”. The adoption of these standards had no material impact on Paramount’s earnings or cash flows. The other effects of the implementation of the new standards are discussed below.
     Comprehensive Income
The new standards introduce comprehensive income (loss), which consists of earnings and other comprehensive income (“OCI”). For Paramount, OCI is currently comprised of the changes in the market value of available for sale investments. OCI is presented in the Consolidated Statements of

Paramount Resources Ltd. | 2007	- 3 -

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
($ thousands, except as noted)
Comprehensive Income. The cumulative changes in OCI are included in accumulated other comprehensive income (“AOCI”), which is presented as a new category within shareholders’ equity. On adoption, Paramount recognized an unrealized gain of $0.2 million on short-term investments designated as available-for-sale.
     Financial Instruments
The financial instruments standard establishes the recognition and measurement criteria for financial assets, financial liabilities, and derivatives. All financial instruments are required to be measured at fair value on initial recognition of the instrument, except for certain related party transactions. Measurement in subsequent periods depends on whether the financial instrument has been classified as “held-for-trading”, “available-for-sale”, “held-to-maturity”, “loans and receivables”, or “other financial liabilities” as defined by the standard.
Financial assets and financial liabilities “held-for-trading” are measured at fair value, with changes in fair values recognized in earnings. Financial assets “available-for-sale” are measured at fair value, with changes in fair values recognized in OCI. Financial assets “held-to-maturity”, “loans and receivables” and “other financial liabilities” are measured at amortized cost using the effective interest method of amortization. Derivative financial instruments are classified as “held-for-trading” unless designated for hedge accounting.
Paramount also uses fixed price physical contracts to reduce exposure to commodity price volatility. Where Paramount designates and documents the contracts as the ‘normal sales’ exception, the fair values are not recognized in the Consolidated Financial Statements until the associated volumes are delivered. Where Paramount does not use the ‘normal exception’, the contract is measured at fair value and changes in fair value are recognized in earnings.
Paramount recognizes earnings and cash flow effects of derivatives with the related underlying items.
At January 1, 2007, $7.0 million of unamortized financing fees were reclassified to long-term debt from other assets. The financing fees are amortized using the effective interest method over the life of the related long-term debt. Unamortized balances are fully expensed in the period when the related debt instrument is extinguished.
     Hedges
Paramount does not presently designate any of its financial instruments as hedges, therefore the adoption of Section 3865 had no effect on the Company.
k) Income Taxes
Paramount follows the liability method of accounting for income taxes. Under this method, future income taxes are recognized for the effect of any difference between the carrying amount of an asset or liability reported in the Consolidated Financial Statements and its respective tax basis, using substantively enacted income tax rates. Accumulated future income tax balances are adjusted to reflect changes in substantively enacted income tax rates, with adjustments being recognized in earnings in the period in which the change occurs.

Paramount Resources Ltd. | 2007	- 4 -

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
($ thousands, except as noted)
l) Flow-Through Shares
Paramount has financed a portion of its exploration activities through the issue of flow-through shares. As permitted under the Income Tax Act (Canada), the tax attributes of eligible expenditures incurred with the proceeds of flow-through share issuances are renounced to subscribers. On the date that Paramount files the renouncement documents with the tax authorities, a future income tax liability is recognized and shareholders’ equity is reduced for the tax effect of expenditures renounced to subscribers.
m) Stock-Based Compensation
Paramount uses the intrinsic value method to recognize compensation expense for stock options, whereby a liability and expense are recorded over the vesting period of the options, based on the difference between the market price or fair value of the underlying securities and the option exercise price. When options are surrendered for cash, the cash settlement paid reduces the outstanding liability to the extent the liability was accrued. When options are exercised for common shares, consideration paid by the option holder and the previously recognized liability associated with the options are recorded as an increase to share capital.
n) MGM Energy — Basis of Presentation
On January 12, 2007, Paramount completed the spinout of MGM Energy Corp. (“MGM Energy”) (refer to Related Party Transactions – Note 13). Until May 29, 2007, Paramount owned greater than 50 percent of the issued and outstanding common shares of MGM Energy (“MGM Shares”), and MGM Energy’s financial position, results of operations and cashflows were included in the Consolidated Financial Statements of Paramount. As a result of an issuance of common shares by MGM Energy on May 30, 2007, Paramount’s ownership interest in MGM Energy was reduced to less than 50 percent and accordingly, subsequent to May 29, 2007, Paramount accounts for its investment in MGM Shares using the equity method.
MGM Energy has granted stock options to its employees and directors. For the period that Paramount consolidated MGM Energy, Paramount recognized compensation expense associated with stock options granted by MGM Energy using the fair value method. Fair values were determined using the Black-Scholes-Merton option pricing model and relevant assumptions on the date options were granted. Compensation costs were recognized over the vesting period of the options.
o) Comparative Figures
Certain comparative figures have been reclassified to conform to the current year’s financial statement presentation.
p) Changes in Accounting Policies
Effective January 1, 2008, Paramount will adopt new accounting standards for Capital Disclosures. The Company will disclose its objectives, policies and procedures for managing capital, and additional information with respect to capital compliance requirements.
Also effective January 1, 2008, Paramount will adopt new accounting standards for the Disclosure and Presentation of Financial Instruments. The Company will disclose additional information regarding the significance of financial instruments on the Company’s financial position and performance, the nature and extent of risks arising from financial instruments, and how the Company manages those risks. The new sections also establish standards for the presentation of financial instruments and non-financial derivatives.

Paramount Resources Ltd. | 2007	- 5 -

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
($ thousands, except as noted)
Paramount does not anticipate that the adoption of these new standards will have an impact on the Consolidated Financial Statements as they relate only to note disclosures.
     International Financial Reporting Standards
The Accounting Standards Board of Canada has announced that accounting standards in Canada, as used by public companies, will be converged to International Financial Reporting Standards (“IFRS”) over a transition period to be complete by 2011. The Company is currently assessing the impact of these new standards.
2. Segmented Information
Paramount defines its operations into the following segments, which have been established by senior management to assist in resource allocation, assessing operating performance, and achieving long-term strategic objectives:
•	Principal Properties: Principal properties consist of the Kaybob Corporate Operating Unit (“COU”), which includes properties in West Central Alberta, the Grande Prairie COU, which includes properties in Central Alberta, the Northern COU which includes properties in Northern Alberta, the Northwest Territories, and British Columbia, and the Southern COU, which includes properties in Southern Alberta, Saskatchewan, and Montana and North Dakota in the United States. Goodwill is included in Principal Properties.

•	Strategic Investments: Strategic investments include investments in other entities, including affiliates, and development stage properties and assets where there is no near-term expectation of production; but a longer-term value proposition, based on spinouts, sales, or future revenue generation. Paramount Drilling is included in Strategic Investments.

•	Corporate: Corporate is comprised of income and expense items, including general and administrative expense, interest expense, and taxes that have not been specifically allocated to principal properties or strategic investments.

Paramount Resources Ltd. | 2007	- 6 -

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
($ thousands, except as noted)

	Principal	Strategic
Year ended December 31, 2007	Properties	Investments	Corporate	Total

Revenue
Petroleum and natural gas sales, net of royalties	$240,747	$—	$—	$240,747
Loss on financial commodity contracts	(13,194)	—	—	(13,194)

	227,553	—	—	227,553

Expenses
Operating and transportation	99,275	—	—	99,275
General and administrative	—	4,491	31,153	35,644
Stock-based compensation	—	926	(14,559)	(13,633)
Depletion, depreciation and accretion	133,101	896	—	133,997
Exploration	6,191	3,775	—	9,966
Dry hole	27,724	39,824	—	67,548
Gain on sale of property, plant and equipment	(13,669)	(270,805)	—	(284,474)
Write-down of petroleum and natural gas properties and goodwill	273,922	—	—	273,922
Interest, financing charges, and debt extinguishment	—	—	43,181	43,181
Foreign exchange loss (gain)	—	—	(20,011)	(20,011)
Provision for doubtful accounts	(1,852)	—	—	(1,852)

	524,692	(220,893)	39,764	343,563

Income from equity investments and other income	5,300	548,769	10,135	564,204
Non-controlling interest	302	10,941	—	11,243

Segment earnings (loss)	$(291,537)	$780,603	$(29,629)	459,437

Income and other tax expense				43,196

Net earnings				$416,241

	Principal	Strategic
Year ended December 31, 2006	Properties	Investments	Corporate	Total

Revenue
Petroleum and natural gas sales, net of royalties	$264,639	$—	$—	$264,639
Gain on financial commodity contracts	65,101	—	—	65,101

	329,740	—	—	329,740

Expenses
Operating and transportation	86,124	—	—	86,124
General and administrative	—	993	30,385	31,378
Stock-based compensation	—	—	(3,436)	(3,436)
Depletion, depreciation and accretion	156,190	—	—	156,190
Exploration	15,004	2,794	—	17,798
Dry hole	24,091	9,373	—	33,464
Gain on sale of property, plant and equipment	(1,850)	—	—	(1,850)
Write-down of petroleum and natural gas properties	183,799	—	—	183,799
Interest	—	—	34,273	34,273
Foreign exchange loss (gain)	—	—	5,355	5,355
Provision for doubtful accounts	9,306	—	—	9,306

	472,664	13,160	66,577	552,401

Income from equity investments and other income	—	154,464	338	154,802
Non-controlling interest	(15)	—	—	(15)

Segment earnings (loss)	$(142,939)	$141,304	$(66,239)	(67,874)

Income and other tax recovery				(50,081)

Net loss				$(17,793)

Paramount Resources Ltd. | 2007

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
($ thousands, except as noted)

	Principal	Strategic
Year ended December 31, 2007	Properties	Investments	Corporate	Total

Capital Expenditures	$279,702	$55,145	$1,812	$336,659
Total Assets at December 31, 2007	$829,886	$289,775	$180,154	$1,299,815

Capital expenditures for principal properties include $5.4 million of drilling costs provided by Paramount Drilling.

	Principal	Strategic
Year ended December 31, 2006	Properties	Investments	Corporate	Total

Capital Expenditures	$436,470	$91,997	$398	$528,865
Total Assets at December 31, 2006	$1,118,236	$253,452	$47,336	$1,419,024

Geographical Information

	Property,		Petroleum
	Plant and		and Natural	Capital
Year ended December 31, 2007	Equipment	Goodwill	Gas Sales	Expenditures

Canada	$662,852	$7,796	$262,506	304,200
United States	92,095	2,462	20,940	32,459

Total	$754,947	$10,258	$283,446	336,659

	Property,		Petroleum
	Plant and		and Natural	Capital
Year ended December 31, 2006	Equipment	Goodwill	Gas Sales	Expenditures

Canada	$915,355	$12,221	$291,965	491,982
United States	67,704	—	20,631	36,883

Total	$983,059	$12,221	$312,596	528,865

3. Property, Plant and Equipment

	2007			2006
		Accumulated
		Depletion
		and	Net Book	Net Book
	Cost	Depreciation	Value	Value

Petroleum and natural gas assets	$1,568,629	$(847,921)	$720,708	$953,972
Drilling rigs	30,632	(722)	29,910	21,976
Other	18,705	(14,376)	4,329	7,111

	$1,617,966	$(863,019)	$754,947	$983,059

Capitalized costs associated with non-producing petroleum and natural gas properties totaling approximately $212.7 million (2006 — $335.4 million) are currently not subject to depletion.
On June 4, 2007, Paramount closed the sale of its oil sands leases and shut-in and producing natural gas rights in the Surmont area of Alberta for consideration of $301.7 million, resulting in a before tax gain of $271.0 million. Total proceeds included $75.0 million in cash, $151.7 million in common shares of the
Paramount Resources Ltd. | 2007

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
($ thousands, except as noted)
purchaser, MEG Energy Corp. (“MEG Energy”), and a $75.0 million interest bearing note receivable, secured by certain of MEG Energy’s assets, due June 30, 2008. The note receivable is included in short-term investments. Paramount’s investment in the MEG Energy common shares is included in long-term investments and is accounted for using the cost method.
For the year ended December 31, 2007, Paramount expensed $67.5 million in dry hole costs (2006 - $33.5 million).
During the year, the Company assessed its petroleum and natural gas properties for impairment and recognized aggregate write-downs totalling $264.0 million (2006 — $183.8 million). A write-down of $8.0 million was recognized on major spare parts assets where it was determined that book cost exceeded net realizable value. The Company recognized a $2.0 million impairment of goodwill due to an excess of carrying value over the fair value of a reporting unit.
     Continuity of Suspended Exploratory Well Costs

	2007	2006

Balance at January 1	$157,773	$142,737
Additions pending the determination of proved reserves	54,546	134,821
Reclassifications to proved reserves	(50,174)	(95,674)
Well costs charged to dry hole expense	(18,128)	(12,204)
Wells sold	(23,896)	(11,907)
Change in basis of presentation — MGM Energy (Note 1)	(66,502)	—

Balance at December 31	$53,619	$157,773

     Aging of Capitalized Exploratory Well Costs

	2007	2006

Exploratory well costs that have been capitalized for one year or less	$24,131	$63,265
Exploratory well costs that have been capitalized for greater than one year	29,488	94,508

Balance at December 31	$53,619	$157,773

Number of projects with exploratory well costs that have been capitalized for greater than one year	66	92

At December 31, 2007, the capitalized costs of suspended exploratory wells primarily relate to projects where infrastructure decisions are dependent upon environmental conditions and production capacity, or where Paramount is continuing to assess reserves and their potential development.
Paramount Resources Ltd. | 2007

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
($ thousands, except as noted)
4. Long-Term Investments and Other Assets

	2007		2006

	(Shares/Units)		(Shares/Units)
	(000’s)		(000’s)
Equity accounted investments:
Trilogy Energy Trust (“Trilogy”)	17,763	$77,370	15,035	$60,821
MGM Energy	21,470	58,182	—	—
Private oil and gas company (“Privateco”)	2,709	2,523	2,709	2,042
North American Oil Sands Corporation (“North American”)	—	—	34,121	161,626

		138,075		224,489
Cost accounted investments:
MEG Energy Corp.	3,700	151,700	—	—
Unamortized financing costs and other		—		8,459

		$289,775		$232,948

     Income From Equity Investments
The following table provides a summary of the components of income (loss) from equity investments:

	Year ended December 31, 2007
	Trilogy	MGM Energy	Privateco	North American	Total

Equity income (loss)	$8,888	$(4,991)	$480	$(6,047)	$(1,670)
Dilution gain (loss)	—	28,569	—	(5,496)	23,073

	$8,888	$23,578	$480	$(11,543)	$21,403
Gain on sale of investments and other					528,554

					$549,957

	Year ended December 31, 2006
	Trilogy	MGM Energy	Privateco	North American	Total

Equity income (loss)	$26,487	$—	$1,419	$(4,414)	$23,492
Dilution gain	18,362		—	111,345	129,707

	$44,849	$—	$1,419	$106,931	$153,199
Gain on sale of investments and other					1,265

					$154,464

During the three months ended March 31, 2007, North American filed renouncement documents with tax authorities relating to flow-through shares it had issued during 2006, resulting in Paramount recording a dilution loss of $5.5 million before tax.
In June 2007, Paramount sold its shares in North American for $682.4 million, resulting in a before tax gain of $528.6 million. The gain is net of a bonus of 150,000 Common Shares valued at $3.7 million (as of June 1, 2007) paid to the Chairman and CEO of Paramount under the Company’s stock incentive plan.
Paramount Resources Ltd. | 2007

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
($ thousands, except as noted)
As a result of equity issuances by MGM Energy during the year, Paramount recognized before tax dilution gains of $28.6 million. The Company’s equity interest in MGM Energy was reduced to approximately 16.7 percent at December 31, 2007.
During 2007, Paramount made open market purchases of 2.1 million units of Trilogy (2006 — nil) and commenced participation in Trilogy’s distribution reinvestment plan, acquiring an additional 0.6 million units, increasing its ownership from 16.2 percent to 18.8 percent as of December 31, 2007.
5. Short-Term Bank Indebtedness
In March 2007, Paramount closed a six month $100 million senior unsecured non-revolving short-term bank facility (the “Bridge Facility”). The full amount of the Bridge Facility was drawn at closing. On June 29, 2007, the Bridge Facility was fully repaid and cancelled.
6. Long-Term Debt

	2007	2006

Canadian Dollar Denominated Debt
Credit facilities	$—	$85,118

U.S. Dollar Denominated Debt
Term Loan B Facility due 2012 (2006 – US$150.0 million)	—	174,810
8 1/2 percent US Senior Notes due 2013 (US$138.2 million), (2006 – US$213.6 million)	136,547	248,921

	136,547	508,849
Debt financing costs — unamortized	(1,941)	—

	$134,606	$508,849

     Credit Facilities
At December 31, 2007, Paramount’s credit agreement had a $170 million gross borrowing base and a net borrowing base of $155 million. At Paramount’s request, the banking syndicate has provided aggregate commitments to lend up to $125 million. As of December 31, 2007 no balances were drawn on the credit facility, however, Paramount had undrawn letters of credit outstanding totaling $15.5 million that reduce the amount available to the Company under the credit facility. Borrowings under the credit facility bear interest at floating rates based on the lender’s prime rate, bankers’ acceptance rate, or LIBOR, at the discretion of Paramount, plus an applicable margin depending on certain conditions. The credit facilities are available on a revolving basis for a period of 364 days from April 30, 2007 and can be extended a further 364 days upon request, subject to approval by the lenders. Advances drawn on the credit facility are secured by a first fixed and floating charge over the assets of Paramount, excluding approximately 12.8 million of the Trilogy trust units.
     Term Loan B Facility
On July 3, 2007, Paramount repaid the entire principal outstanding of its US$150 million Term Loan B Facility plus accrued interest for Cdn $162.3 million, including a prepayment premium of $3.2 million. The Term Loan B Facility is no longer available to the Company.
     US Senior Notes
Paramount Resources Ltd. | 2007

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
($ thousands, except as noted)
During the third quarter of 2007, Paramount made open market purchases of US$75.4 million principal amount of US Senior Notes, plus a premium of $2.0 million and accrued interest, reducing the net principal outstanding to US$138.2 million. Paramount may re-market the purchased debt at its discretion. The US Senior Notes bear interest at 8.5 percent per annum, mature on January 31, 2013, and are redeemable at par plus a redemption premium, if applicable, of up to 3.25 percent depending on when redeemed. They are secured by approximately 12.8 million of the Trilogy trust units held by Paramount.
7. Asset Retirement Obligations

	2007	2006

Asset retirement obligations, beginning of year	$83,815	$66,203
Reduction on disposal of properties	(13,107)	(2,949)
Liabilities incurred	10,997	6,684
Revision in estimated costs of abandonment	17,961	7,256
Liabilities settled	(6,958)	(779)
Accretion expense	6,666	7,304
Change in basis of presentation — MGM Energy (Note 1)	(966)	—
Effects of foreign exchange	(1,049)	96

Asset retirement obligations, end of year	$97,359	$83,815

The undiscounted asset retirement obligations at December 31, 2007 total $221.3 million (December 31, 2006 — $187.8 million), which have been discounted using credit-adjusted risk-free rates between 7 7/8 percent and 8 7/8 percent. These obligations will be settled over the useful lives of the assets which extend up to 45 years.
8. Share Capital
     Authorized
Paramount’s authorized capital is comprised of an unlimited number of voting Class A Common Shares and an unlimited number of non-voting Preferred Shares issuable in series, both of such classes of shares without par value. During 2007, the articles of the Company were amended to remove Class X Preferred Shares, Class Y Preferred Shares, and Class Z Preferred Shares from authorized capital.
     Normal Course Issuer Bid
On May 2, 2007, the Company received regulatory approval for a Normal Course Issuer Bid commencing on May 7, 2007 for a 12 month period. Effective December 19, 2007 Paramount received regulatory approval for an amendment to the NCIB which increased the number of shares available for purchase to 3,546,859. For the year ended December 31, 2007, Paramount purchased 3,298,526 million Common Shares for a total cost of $54.9 million, of which $15.3 million was charged to Share Capital and $39.6 million was charged to retained earnings.
Paramount Resources Ltd. | 2007

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
($ thousands, except as noted)
     Weighted Average Shares
Earnings (loss) per common share is calculated by dividing earnings available to common shareholders by the weighted average number of Common Shares outstanding.

Years ended December 31	2007	2006

Weighted average common shares outstanding — Basic	70,030	67,859
Dilutive effect of stock options	639	—

Weighted average common shares outstanding — Diluted	70,669	67,859

9. Stock-based Compensation
     Paramount Options
Paramount has a stock option plan (the “Plan”) that enables the Board of Directors or its Compensation Committee to grant to key Paramount employees and directors options to acquire Common Shares of the Company (“Paramount Options”). The exercise price of a Paramount Option is no lower than the closing market price of the Common Shares on the day preceding the date of grant. Options granted generally vest over four years and expire within five years after the date granted.

Paramount Options	2007		2006
	Weighted
	Average		Weighted
	Exercise		Average
	Price	Options	Exercise Price	Options

	($ / share)		($ / share)
Balance, beginning of year	$19.41	4,468,925	$10.22	3,910,175
Granted	16.79	3,377,000	34.48	1,688,500
Exercised	5.88	(865,425)	5.87	(857,550)
Cancelled	23.69	(550,500)	23.52	(272,200)

Balance, end of year	$19.49	6,430,000	$19.41	4,468,925

Options exercisable, end of year	$17.89	910,600	$9.05	914,950

     Holdco Options
As a result of the 2005 spinout of Trilogy, Paramount transferred 2.3 million of the Trilogy trust units it received through the spinout to a wholly owned, non-public subsidiary of Paramount (“Holdco”).
Each Holdco option entitles the holder thereof to acquire from Paramount, common shares of Holdco (each a “Holdco Option”). Holdco’s shares are not listed for trading on any stock exchange. As a result, holders of Holdco Options have the right, alternatively, to surrender options for cancellation in return for a cash payment from Paramount. The amount of the payment in respect of each Holdco share subject to the surrendered option is the difference between the fair market value of a Holdco share at the date of
Paramount Resources Ltd. | 2007

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
($ thousands, except as noted)
surrender and the exercise price. The fair market value of a Holdco share is based on the fair market value of the Trilogy trust units held and any after-tax cash and investments (resulting from distributions on the Trilogy trust units).

Holdco Options	2007		2006
	Weighted
	Average		Weighted
	Exercise		Average
	Price	Options	Exercise Price	Options

	($ / share)		($ / share)
Balance, beginning of year	$6.72	737,625	$5.79	1,985,375
Exercised	5.12	(362,000)	4.99	(1,191,500)
Cancelled	9.18	(41,250)	10.70	(56,250)

Balance, end of year	$8.14	334,375	$6.72	737,625

Options exercisable, end of year	$7.18	236,375	$5.86	303,250

Additional information about stock options outstanding at December 31, 2007 is as follows:

	Outstanding			Exercisable
		Weighted	Weighted		Weighted
		Average	Average		Average
		Contractual	Exercise		Exercise
Exercise Prices	Number	Life	Price	Number	Price

		(years)	($ / share)		($ / share)
Paramount Options
$4.33-$10.00	231,750	0.6	$5.36	174,250	$4.66
$10.01-$20.00	3,421,550	3.3	13.58	422,750	13.71
$20.01-$30.00	1,378,200	3.6	21.40	94,600	22.80
$30.01-$43.25	1,398,500	2.6	34.39	219,000	34.37

Total	6,430,000	3.1	$19.49	910,600	$17.89

Holdco Options
$4.58-$6.00	159,375	0.4	$4.63	156,375	$4.61
$6.01-$10.00	49,500	0.9	7.09	12,000	7.07
$10.03-$16.37	125,500	1.4	13.00	68,000	13.11

Total	334,375	0.9	$8.14	236,375	$7.18

     MGM Energy Options
MGM Energy has a stock option plan for key employees and directors. During the period from January 12, 2007 to May 29, 2007, while Paramount’s investment in MGM Energy was accounted for using the consolidation method, compensation expense of $0.8 million and a contributed surplus amount of $0.8 million was recorded by Paramount in respect of the MGM Energy stock option plan.
Paramount Resources Ltd. | 2007

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
($ thousands, except as noted)
10. Income Taxes
The following table reconciles income taxes calculated at the Canadian statutory rate to Paramount’s recorded income tax expense:

For the years ended December 31	2007	2006

Earnings (loss) before tax	$459,437	$(67,874)
Effective Canadian statutory income tax rate	31.22%	33.61%

Expected income tax expense	$143,436	$(22,812)
Increase (decrease) resulting from:
Statutory and other rate differences	6,222	6,126
Non-taxable portion of (gain) loss	(106,641)	4,308
Income from equity investments and other	(8,034)	(22,549)
(Recognition) de-recognition of future tax assets	12,724	(26,394)
Stock based compensation	(4,907)	1,338
Other	396	9,902

Income and other tax expense (recovery)	$43,196	$(50,081)

     Components of Future Income Tax Asset (Liability)

	2007	2006

Timing of partnership items	$(51,005)	$(52,316)
Property, plant and equipment	3,996	73,958
Asset retirement obligations	25,312	24,457
Stock-based compensation liability	770	1,757
Non-capital and net operating losses carried forward	15,360	16,028
Other	(29,359)	(22,882)

Future income tax asset (liability)	$(34,926)	$41,002

Paramount has $133.8 million of unused tax losses expiring between 2026 and 2027. In addition, Paramount has $56.4 million of deductible temporary differences for which no future income tax asset has been recognized.
11. Financial Instruments
Paramount is exposed to market risks from changes in commodity prices, foreign exchange rates, and interest rates. Paramount monitors its exposure to these market risks and may use derivative instruments, including fixed price physical contracts, to mitigate these risks.
Paramount Resources Ltd. | 2007

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
($ thousands, except as noted)
During 2007, Paramount entered into foreign exchange collars to reduce the impacts of foreign exchange changes on the Canadian dollar equivalent of US dollar denominated debt.
The changes in the fair value of financial instruments are as follows:

	2007	2006

Fair value of contracts, beginning of year	$22,758	$(4,613)
Change in fair value of financial contracts, including contracts entered into during the year:
Commodity contracts	(13,194)	65,101
Foreign exchange contracts	(21,613)	4,468
Fair value of contracts realized during the year
Commodity contracts	(12,031)	(42,205)
Foreign exchange contracts	(4,900)	7

Fair value of contracts, end of year	$(28,980)	$22,758

At December 31, 2007, Paramount was a party to the following derivative contracts:

	Notional	Price	Fair Value	Expiry

Commodity
WTI Fixed Price	1,000 Bbl/d	US$73.48/Bbl	$(6,941)	December 2008

Foreign Exchange
Canadian/US	US$150	CDN/US$- Floor $1.190 - Ceiling	(22,039)
Collar	million	$1.1415		January 2008

Total			$(28,980)

     Physical Instruments
Paramount has an outstanding commitment to sell 3,400 GJ/d of natural gas at $2.52/GJ plus an escalation factor to 2011, which has a fair value loss of $17.2 million at December 31, 2007 (2006 — loss of $24.4 million). The Company has designated this contract as normal usage, and as a result does not recognize the fair value of the contract in the Consolidated Financial Statements.
     Fair Values of Financial Assets and Liabilities
The fair value of derivative instruments is based on quotes provided by financial institutions, which represent an approximation of amounts that would be received or paid to counterparties to settle these instruments at year end. The carrying value of current financial instruments other than derivatives approximates fair value due to their short-term maturities.
Borrowings under bank credit facilities are market rate based, thus, their respective carrying value approximates fair value. Paramount’s US Senior Notes were trading at approximately 100.3 percent at December 31, 2007.
     Credit Risk
Paramount Resources Ltd. | 2007

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
($ thousands, except as noted)
Paramount is exposed to credit risk where a financial loss would be experienced if a counterparty to a financial instrument failed to meet its obligations. The Company minimizes credit risk by entering into contracts with institutions that possess high credit ratings, and by employing net settlement agreements and monitoring procedures.
Paramount sells production to a variety of purchasers under normal industry sale and payment terms. The Company’s accounts receivable are with customers and joint venture partners in the petroleum and natural gas industry and are subject to normal credit risk.
     Interest Rate Risk
Paramount is exposed to interest rate risk to the extent that changes in market interest rates will impact Paramount’s credit facilities that have a floating interest rate.
12. Consolidated Statements of Cash Flows – Selected Information
     Items not involving cash

Years ended December 31	2007	2006

Gain on sale of long-term investments	$(528,554)	$—
Unrealized loss (gain) on financial commodity contracts	25,228	(22,906)
Stock-based compensation – non cash portion	(18,608)	(21,692)
Depletion, depreciation and accretion	133,997	156,190
Gain on sale of property, plant and equipment	(284,474)	(1,850)
Unrealized Foreign exchange (gain) loss	(17,325)	5,406
Provision for doubtful accounts	(2,315)	9,306
Equity earnings in excess of cash distributions	(5,115)	(115,849)
Future income tax (recovery)	42,112	(51,763)
Write-down of petroleum and natural gas properties	271,959	183,799
Write-down of goodwill	1,963	—
Non-controlling interest	(11,243)	15
Non-cash extinguishment of debt, interest and other	7,789	764

	$(384,586)	$141,420

Paramount Resources Ltd. | 2007

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
($ thousands, except as noted)
     Changes in non-cash working capital

Years ended December 31	2007	2006

Short-term investments	$(19,715)	$5,284
Accounts receivable	40,193	(16,947)
Prepaid expenses	3,156	810
Account payable and accrued liabilities	(136,784)	88,907
Change in basis of presentation – MGM Energy (Note 1)	6,026	—

	$(107,124)	$78,054

Operating activities	$(1,781)	$10,807
Investing activities	(105,343)	67,247

	$(107,124)	$78,054

     Supplemental cash flow information

Years ended December 31	2007	2006

Interest paid	$38,764	$31,368
Large corporations and other taxes paid	$1,753	$6,208

13. Related Party Transactions
Service Agreements
Paramount provides certain operational and administrative services to Trilogy Energy Ltd., a wholly owned subsidiary of Trilogy, and MGM Energy, at cost and cost plus 10 percent, respectively. Transactions with Trilogy and MGM Energy are settled monthly. In addition, as a result of the respective spinouts, certain employees of Trilogy and MGM Energy hold Paramount and/or Holdco Options and, therefore, stock-based compensation expense accrues to Paramount. The following table summarizes the related party transactions:

Years ended December 31	2007		2006
	Trilogy	MGM Energy	Trilogy	MGM Energy

Services agreement	$1,085	$1,040	$1,900	$—
Stock-based compensation	(352)	(90)	743	—

	$733	$950	$2,643	$—

Included in accounts payable and accrued liabilities is $2.0 million due to a supplier for the construction of Paramount’s drilling rigs. An individual who is a part owner of the supplier is also a director of a company affiliated with Paramount.
Paramount Resources Ltd. | 2007

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
($ thousands, except as noted)
MGM Spinout
On January 12, 2007, Paramount completed a reorganization pursuant to a plan of arrangement under the Business Corporations Act (Alberta) (the “MGM Spinout”) involving Paramount, its shareholders and MGM Energy, a wholly-owned subsidiary of Paramount immediately prior to the MGM Spinout.
Through the MGM Spinout:
•	Paramount’s shareholders received an aggregate of approximately 2.8 million MGM Shares and approximately 14.2 million warrant units of MGM Energy, with each warrant unit consisting of one MGM Energy short term warrant (each, a “Short Term Warrant”) and one MGM Energy longer term warrant (each, a “Longer Term Warrant”);

•	Paramount received a demand promissory note and 18.2 million voting Class A Preferred Shares of MGM Energy, which note was subsequently repaid by MGM Energy and which shares were subsequently converted into MGM Shares; and

•	MGM Energy became the owner of; (i) rights and obligations under an area-wide farm-in agreement (the “Farm-in Agreement”) respecting Mackenzie Delta, Northwest Territories Exploration Licence #394, Exploration Licence #427 and two Inuvialuit concession agreements; (ii) oil and gas properties in the Colville Lake / Sahtu area of the Central Mackenzie Valley, Northwest Territories; and (iii) an interest in one well in the Cameron Hills area of the southern portion of the Northwest Territories, all of such property, rights and obligations formerly being owned by Paramount. Paramount continued to be jointly and severally liable for obligations of MGM Energy under the Farm-in Agreement to the extent that such obligations were not satisfied by MGM Energy for so long as MGM Energy was an “affiliate” of Paramount as such term was defined in the Farm-in Agreement. As a result of equity issuances by MGM Energy during 2007, MGM Energy and Paramount are no longer “affiliates” as defined in the Farm-in Agreement.
As a result of the MGM Spinout, the carrying value of Paramount’s common shares was reduced by $3.5 million, retained earnings was reduced by $5.9 million, and future tax liability was increased by $3.3 million. The net book value of the assets transferred by Paramount to MGM Energy was $45.2 million.
     MGM Energy Warrants and Issuances of MGM Shares
Each warrant issued by MGM Energy entitled the holder to purchase one MGM Share or one flow-through MGM Share as described below. Each Longer Term Warrant was not exercisable, and was not separable from the corresponding Short Term Warrant included in the warrant unit, unless the corresponding Short Term Warrant was exercised.
Each Short Term Warrant entitled the holder thereof to acquire, at the holder’s option, either (i) one MGM Share at a price of $5.00; or (ii) one flow-through MGM Share at a price of $6.25 and was exercisable until February 16, 2007. A total of 7.9 million Short Term Warrants were exercised for MGM Shares and 5.9 million Short Term Warrants were exercised for flow-through MGM Shares for aggregate gross proceeds to MGM Energy of $76.5 million.
As a result of the exercise of the Short Term Warrants, 13.8 million Longer Term Warrants were separated from the corresponding Short Term Warrants and were exercisable until September 30, 2007. Each Longer Term Warrant entitled the holder thereof to acquire, at the holder’s option, either (i) one MGM Share at a price of $6.00; or (ii) one flow-through MGM Share at a price of $7.50. A total of seventy five Longer Term Warrants were exercised.
Paramount Resources Ltd. | 2007

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
($ thousands, except as noted)
In February 2007, MGM Energy completed a private placement to certain directors of MGM Energy of 160,000 flow-through MGM Shares at a price of $6.25 per share and 210,000 MGM Shares at a price of $5.00 per share, each accompanied by one Longer Term Warrant. The aggregate gross proceeds of the issue were approximately $2.1 million.
14. Commitments and Contingencies
     Commitments
Paramount had the following commitments as at December 31, 2007:

						After
($ millions)	2008	2009	2010	2011	2012	2012

Pipeline transportation commitments (1)	14,231	12,378	11,419	10,100	8,501	50,654
Capital and drilling spending commitment	4,750	—	—	—	—	—
Operating leases	3,177	2,862	2,571	1,510	1,510	—

Total	22,158	15,240	13,990	11,610	10,011	50,654

(1)	Certain of the pipeline transportation commitments are secured by outstanding letters of credit totaling $3.8 million at December 31, 2007.
Paramount, as the original lessee, has committed to discharge MGM Energy’s office lease payment should MGM Energy not fulfill its lease obligation.
     Contingencies
Paramount is party to various legal claims associated with the ordinary conduct of business. Paramount does not anticipate that these claims will have a material impact on its financial position.
Tax and royalty legislation and regulations, and government interpretation and administration thereof, continually changes. As a result, there are often tax and royalty matters under review by relevant government authorities.
All tax filings are subject to subsequent government audit and potential reassessments. Accordingly, the finally determined income tax liability may differ materially from amounts estimated and recorded.
Crown royalties for Paramount’s production from frontier lands in the Northwest Territories have been provided for in the Consolidated Financial Statements based on the Company’s interpretation of the relevant legislation and regulations. At present, Paramount has not received assessments from the Government of Canada for a significant portion of its past Northwest Territories royalty filings. Although Paramount believes that its interpretation of the relevant legislation and regulations has merit, Paramount is unable to predict the ultimate outcome of audits and/or assessments by the Government of Canada. Additional material amounts could potentially become payable.
Paramount Resources Ltd. | 2007

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
($ thousands, except as noted)
15. Subsequent Events
Subsequent to December 31, 2007 Paramount:
•	Purchased US$45.0 million principal amount of US Senior Notes on the open market;

•	Paid $22.3 million to settle the outstanding foreign exchange collar and entered a new foreign exchange collar with a notional amount of US$90.0 million, a floor of CDN$1.0200/USD and ceiling of CDN$0.9821/USD expiring July 31, 2008;

•	Purchased 6,400 Paramount Common Shares for $0.1 million under the Amended NCIB;

•	Purchased 1.9 million units of Trilogy for $13.7 million and acquired 0.4 million units by participating in Trilogy’s distribution reinvestment plan;

•	Purchased 3.5 million common shares of Paxton Corporation (“Paxton”), a private company, representing approximately 20 percent of the outstanding common shares for $4.8 million. Certain directors of Paramount are also directors and shareholders of Paxton;

•	Entered into financial commodity contracts to sell 40,000MMbtu/d of natural gas from April to October 2008 at a weighted average NYMEX price of US$9.07/MMbtu and 20,000MMbtu/d from November 2008 to March 2009 at a weighted average NYMEX price of US$9.99/MMbtu;

•	Received $75.0 million cash on repayment of the note receivable from MEG Energy; and

•	Sold non-core Northern properties for $6.4 million.
Paramount Resources Ltd. | 2007

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
($ thousands, except as noted)
16. United States Generally Accepted Accounting Principles Reconciliation
These Consolidated Financial Statements have been prepared in accordance with Canadian GAAP, which in most respects, conform to United States Generally Accepted Accounting Principles (“US GAAP”). The significant differences between Canadian GAAP and US GAAP for Paramount are described below.
Net Earnings and Comprehensive Income

Years ended December 31	2007	2006

Net earnings (loss) under Canadian GAAP	$416,241	$(17,793)
Adjustments under US GAAP, net of tax:
Future income taxes (a)	(5,278)	(3,099)
Depletion and depreciation expense (b)	45	547
Short-term investments (c)	(105)	(1,975)
Dilution gain (d)	(25,260)	(111,345)
Reorganization costs (f)	950	(1,427)
Stock-based compensation (g)	151	(7,397)

Net earnings (loss) under US GAAP before change in accounting policy	$386,744	$(142,489)
Change in accounting policy — stock-based compensation, net of tax	—	(614)

Net earnings (loss) under US GAAP	$386,744	$(143,103)

Other comprehensive income (loss) under Canadian GAAP
Unrealized gain (loss) on available-for-sale investments, net of tax	(4)	—

Comprehensive income (loss) under US GAAP	$386,740	$(143,103)

Net earnings (loss) per common share under US GAAP before change in accounting policy
Basic	$5.52	$(2.10)
Diluted	$5.47	$(2.10)
Net earnings (loss) per common share under US GAAP
Basic	$5.52	$(2.10)
Diluted	$5.47	$(2.10)

Paramount Resources Ltd. | 2007

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
($ thousands, except as noted)
Consolidated Balance Sheets

As at December 31	2007		2006

	CDN GAAP	US GAAP	CDN GAAP	US GAAP

Assets
Cash and cash equivalents	$83,304	$83,304	$14,357	$14,357
Short-term investments (c)	95,675	95,675	3,890	4,043
Accounts receivable	63,982	63,982	105,730	105,730
Financial instruments	—	—	22,758	22,758
Prepaid expenses and other	1,874	1,874	3,059	3,059

	244,835	244,835	149,794	149,947
Property, plant and equipment (b)	754,947	752,308	983,059	980,355
Long-term investments and other assets (d) (f)	289,775	281,986	232,948	227,370
Goodwill	10,258	10,258	12,221	12,221
Future income taxes (a) (b) (c) (d) (f) (g)	—	—	41,002	44,120

	$1,299,815	$1,289,387	$1,419,024	$1,414,013

Liabilities
Accounts payable and accrued liabilities (b)	$91,896	$99,040	$228,814	$252,364
Financial instruments	28,980	28,980	—	—
Current portion of stock-based compensation liability (g)	3,333	7,750	5,243	5,684

	124,209	135,770	234,057	258,048
Long-term debt	134,606	134,606	508,849	508,849
Asset retirement obligations	97,359	97,359	83,815	83,815
Stock-based compensation liability (g)	66	3,025	28,004	35,159
Non-controlling interest	—	—	549	549
Future income taxes (a) (b) (c) (d) (f) (g)	34,926	31,991	—	—

	391,166	402,751	855,274	886,420

Shareholders’ Equity
Share capital (a)	313,828	334,293	341,071	339,852
Contributed surplus (g)	1,375	—	—	—
Retained earnings	593,450	420,582	222,679	76,396
Additional paid in capital (d) (g)	—	131,765	—	111,345
Accumulated other comprehensive loss	(4)	(4)	—	—

Total Shareholders’ Equity	908,649	886,636	563,750	527,593

	$1,299,815	$1,289,387	$1,419,024	$1,414,013

Consolidated Statement of Cash Flows

Years ended December 31	2007		2006

	CDN GAAP	US GAAP	CDN GAAP	US GAAP

Cash flows from (used in) operating activities (h)	$98,674	$31,126	$182,441	$176,047
Cash flows from (used in) financing activities	(293,025)	(293,025)	268,131	268,131
Cash flows from (used in) used in investing activities (h)	$263,298	$330,846	$(436,215)	$(429,821)

Paramount Resources Ltd. | 2007

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
($ thousands, except as noted)
a) Future Income Taxes
The liability method of accounting for income taxes under Canadian GAAP is similar to the US Statement of Financial Accounting Standard (SFAS) No. 109 “Accounting for Income Taxes”, which requires the recognition of future tax assets and liabilities for the expected future tax consequences of events that have been recognized in Paramount’s consolidated financial statements or tax returns. Pursuant to US GAAP, enacted tax rates are used to calculate future income taxes, whereas Canadian GAAP uses substantively enacted tax rates. This difference did not impact Paramount’s financial position as at or the results of operations for the years ended December 31, 2007 and 2006.
Accounting for the issuance of flow through shares is more specifically addressed under Canadian GAAP than US GAAP. Under Canadian GAAP, when flow through shares are issued they are recorded based on proceeds received. Upon filing the renouncement documents with the tax authorities, a future tax liability is recognized and shareholders’ equity is reduced for the tax effect of expenditures renounced to subscribers. Under US GAAP, proceeds from the issuance of flow through shares are to be allocated between the sale of the shares and the sale of the tax benefits. The allocation is made based on the difference between the amount the investor pays for the flow through shares and the quoted market price of the existing shares. A liability is recognized for this difference which is reversed upon the renunciation of the tax benefit. The difference between this liability and the deferred tax liability is recorded as income tax expense.
To conform with US GAAP, share capital is increased by $21.6 million and accounts payable and accrued liabilities reduced by $16.4 million with the difference, $5.2 million, charged to future tax expense at December 31, 2007 due to the renunciation in 2007 of tax benefits relating to the flow through shares issued on March 30, 2006 and November 28, 2006.
For the year ended December 31, 2006, to conform with US GAAP, share capital is increased by $6.7 million and accounts payable and accrued liabilities is reduced by $2.3 million with the difference charged to future income tax expense due to the renunciation in 2006 of tax benefits relating to the flow through shares issued on July 14, 2005. In addition, share capital is reduced by $23.6 million and a corresponding amount of accounts payable and accrued liabilities is recognized as at December 31, 2006 for the difference between the cash proceeds from the issuance of flow through shares on March 30, 2006 and November 28, 2006, and the quoted market value of the shares.
b) Property, Plant and Equipment
Under both US GAAP and Canadian GAAP, property, plant and equipment must be assessed for potential impairments. Effective January 1, 2004, the CICA implemented a new pronouncement on impairment of long-lived assets, which eliminated the US/Canadian GAAP difference going forward. The US/Canadian GAAP differences in recorded carrying values of impaired assets prior to January 1, 2004 results in differences in depreciation, depletion and accretion expense until the related assets are fully depleted under Canadian GAAP. For the years ended December 31, 2007 and 2006, a reduction in depletion expense of $0.1 million ($0.1 million net of tax) and $0.5 million ($0.4 million net of tax), respectively, is recognized for US GAAP purposes.
Paramount Resources Ltd. | 2007

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
($ thousands, except as noted)
c) Short -Term Investments
Under US GAAP, equity securities are classified as trading securities or available-for-sale. Unrealized gains and losses related to trading securities are included in earnings as incurred whereas unrealized gains and losses related to available-for-sale securities are recognized in other comprehensive income. In 2006, under Canadian GAAP, these gains and losses are recognized in earnings when the security is sold. Paramount had unrealized gains of $0.2 million (net of tax - $0.1 million) at December 31, 2006. On January 1, 2007, Paramount adopted CICA Handbook Section 1530 — Comprehensive Income, Section 3251 – Equity, and Section 3855 — Financial Instruments – Recognition and Measurement. Upon adoption, Paramount designated its short-term investments as available-for-sale under Canadian and US GAAP eliminating the GAAP difference.
d) Long -Term Investments and Other Assets
During the year ended December 31, 2006, Paramount recognized a dilution gain of $111.3 million ($93.9 million net of tax) related to its investment in North American Oil Sands Corporation (“North American”), a development stage entity. As a result, Paramount recognized $17.4 million of previously unrecognized deductible temporary differences. Under US GAAP, a dilution gain would not be recognized as the investee is a development stage entity, but would be accounted for as an equity transaction. For US GAAP, Paramount derecognized the $111.3 million dilution gain, as well as the $17.4 million of deductible temporary differences and recorded it as additional paid in capital.
During the first quarter of 2007, Paramount completed its spinout of MGM Energy and recorded a dilution loss of $2.6 million as a reduction to retained earnings under Canadian GAAP. In addition, Paramount recognized a dilution gain of $29.6 million ($25.3 million net of tax) related to additional share issuances by MGM Energy during 2007. MGM Energy is a development stage entity, therefore dilution gains and losses are recorded as additional paid in capital under US GAAP.
MGM Energy issued flow through shares during 2007. Under Canadian GAAP a future tax liability is recognized when the tax attributes of eligible expenditures are renounced to subscribers, whereas for US GAAP the deferred tax liability is recognized when the flow through shares are issued. To conform with US GAAP, long-term investments and additional paid in capital are reduced by $3.7 million.
e) Buy/Sell Arrangements
For US GAAP, buy/sell arrangements are disclosed on a gross basis. For the year ended December 31, 2007, Paramount had sales of $2.7 million (2006 — $14.8 million) and purchases of $2.6 million (2006 — $14.0 million), related to buy/sell arrangements. The net gain of $0.1 million (2006 - $0.8 million gain) has been reflected in revenue for Canadian GAAP purposes.
f) Reorganization Costs
In 2006, in connection with the MGM Spinout, Paramount deferred estimated reorganization costs totaling $1.4 million under Canadian GAAP. Under US GAAP these reorganization costs were expensed. During 2007, Paramount completed its spinout of MGM Energy, and expensed the reorganization costs under Canadian GAAP, eliminating the US/Canadian GAAP difference.
Paramount Resources Ltd. | 2007

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
($ thousands, except as noted)
g) Stock-based Compensation
For Canadian GAAP, Paramount uses the intrinsic value method to recognize its stock-based compensation liability. For US GAAP, US SFAS No. 123(R) requires Paramount to calculate its liability relating to share-based payments using the fair value method effective January 1, 2006. The effect of initially measuring the stock-based compensation liability at its fair value on January 1, 2006 under US GAAP resulted in a reduction of stock-based compensation liability of $0.2 million ($0.6 million net of tax) which is shown as cumulative effect of a change in accounting policy in the consolidated statements of earnings and retained earnings. For the year-ended December 31, 2007, the application of US SFAS No. 123(R) resulted in a decrease in compensation cost by $0.2 million ($0.1 million net of tax) and for 2006 an increase in compensation cost of $7.4 million ($6.8 million net of tax). Paramount uses the Black-Scholes option valuation method and the following key assumptions in estimating the fair value of stock options:

	2007	2006

Risk-free interest rate	3.8% - 3.9%	4.07%
Maximum expected life	5 years	4.5 years
Expected volatility:
Paramount options	44%	42%
Holdco options	37%	33-36%
Expected dividends	Nil	Nil

h) Statements of Cash Flow
The application of US GAAP changes the cashflow presentation for certain investing and operating items. Under Canadian GAAP, dry hole costs of $67.5 million (2006 — $33.5 million) are added back to net earnings in calculating cash flows from operating activities. Under US GAAP, dry hole costs represent cash flows from operating activities.
i) Accounting for Uncertainty in Income Taxes
On January 1, 2007, Paramount adopted FASB Interpretation 48 — Accounting for Uncertainty in Income Taxes (“FIN 48”). FIN 48 prescribes the minimum recognition threshold a tax position is required to meet before being recognized in the financial statements, and also provides guidance on derecognition, measurement, classification, interest, and penalties. To the extent interest and penalties may be assessed by taxation authorities on any underpayment of income tax, such amounts have been accrued and are classified as a component of income taxes in the consolidated statement of earnings. FIN 48 utilizes a two-step approach for the evaluation of tax positions. Recognition (step 1) occurs when an enterprise concludes that a tax position, based solely on its technical merits, is more likely than not to be sustained upon examination. Measurement (step 2) recognizes the tax benefit based on the largest amount of benefit, determined on a cumulative probability basis that is more likely than not to be realized upon ultimate settlement. On the adoption of FIN 48, the cumulative effect of a change in accounting policy was nil.
Paramount’s income tax filings are subject to audit by taxation authorities and as at December 31, 2007 the following tax years remained subject to examination; (i) Canada – 2003 to date; and (ii) United States — 2004 to date.
Paramount Resources Ltd. | 2007

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
($ thousands, except as noted)
j) Fair Value Measurements
In September 2006, FASB issued SFAS No. 157 – Fair Value Measurements. The Statement effective January 1, 2008, establishes a framework for measuring fair value, and expands disclosures relating to fair value inputs. This Statement is generally to be applied prospectively and is not expected to have an impact on earning or financing position.
k) Fair Value Option for Financial Assets and Financial Liabilities
In February 2007, FASB issued SFAS No. 159 — The Fair Value Option for Financial Assets and Financial Liabilities. This Statement is effective for fiscal years beginning after November 15, 2007, and allows for the elective measurement of eligible financial instruments and certain other items at fair value in order to mitigate volatility in earnings without having to apply complex hedge accounting rules. This Statement is not expected to have an impact on the Company’s earnings or financial position.
Paramount Resources Ltd. | 2007